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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

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                                 SCHEDULE 13D
                                (Rule 13d-101)

                   INFORMATION TO BE INCLUDED IN STATEMENTS
            FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d-2(a)

                                Amendment No. 2

                             Berger Holdings, Ltd.
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                               (Name of Issuer)

                         Common Stock, $.01 par value
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                        (Title of Class of Securities)

                                  084037 40 7
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                                (CUSIP Number)

                    Wolf, Block, Schorr and Solis-Cohen LLP
                            Attn: Jason M. Shargel
                         1650 Arch Street, 22nd Floor
             Philadelphia, Pennsylvania 19103-2097, (215) 977-2000
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                November 1, 1994, 1995, 1996, 1999, and 2000**
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            (Date of Event Which Requires Filing of This Statement)

       ** Represents the 60th day before the vesting of certain options.

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

____________________

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 9 Pages)
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CUSIP No. 084037 40 7                SCHEDULE 13D              Page 2 of 9 Pages
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      NAME OF REPORTING PERSON:
 1
      Joseph F. Weiderman

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS*
 4
      OO
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A.
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                          SOLE VOTING POWER
                     7
     NUMBER OF            513,774

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,448
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             513,774

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,448
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      515,222**

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                         [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      8.9%
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      TYPE OF REPORTING PERSON*
14
      IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Includes options to purchase 418,274 shares of Common Stock. Excludes options to purchase 75,000 shares of Common Stock which vest on December 31, 2001 as to 35,000 shares, and on December 31, 2002 as to 40,000 shares.

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CUSIP No. 084037 40 7                  13D                    Page 3 of 9 Pages
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Item 1.  Security and Issuer

     This Schedule 13D is filed in connection with the beneficial ownership of the $.01 par value Common Stock (the "Common Stock") of Berger Holdings, Ltd., a Pennsylvania corporation (the "Issuer"). The address of the principal executive office of the Issuer is 805 Pennsylvania Boulevard, Feasterville, Pennsylvania 19053.

Item 2.  Identity and Background

     (a)  Name of person filing: Joseph F. Weiderman

     (b)  Business address: 805 Pennsylvania Boulevard, Feasterville, PA 19053

     (c) Mr. Weiderman's present principal occupation is Chief Operating Officer, President and Secretary of the Issuer.

     (d) Mr. Weiderman has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

     (e) Mr. Weiderman has not been a party during the past five years to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship: U.S.A.

Item 3.  Source and Amount of Funds or Other Consideration

     Pursuant to his employment with the Issuer as an officer and director since 1988, the Issuer has made various grants of options to purchase shares of Common Stock as incentive compensation. On May 1, 1995, the Issuer granted to Mr. Weiderman options to purchase 150,000 shares of Common Stock at an exercise price of $1.50 per share, which options vested in three equal installments on each of December 31, 1996, 1997 and 1998. On August 19, 1996, the Issuer granted options to purchase 200,000 shares of Common Stock at an exercise price of $1.59375 per share, which options vested in two equal installments on each of December 31, 1999 and 2000. On September 20, 2000, the Issuer granted to Mr. Weiderman, pursuant to its 1996 Stock Incentive Plan, options to purchase 75,000 shares of Common Stock at an exercise price of $2.00 per share, which options vest on December 31, 2001 as to 35,000 shares and on December 31, 2002 with respect to 40,000 shares.

     No consideration (other than his continued employment) was paid by Mr. Weiderman to the Issuer for the grant of options. Upon exercise of any options, from time to time, Mr. Weiderman may use his personal funds or borrowed funds from either the Issuer or a financial institution for the purchase of shares of Common Stock.

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CUSIP No. 084037 40 7                  13D                    Page 4 of 9 Pages
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From Mr. Weiderman's Schedule 13D dated May 5, 1993 (as required to be restated
pursuant to Rule 13d-2(e) of the Rules promulgated under the Securities Exchange Act of 1934)

     On May 5, 1993, Mr. Weiderman purchased one Unit in a private placement of securities (the "Private Placement") by the Issuer. Each Unit consists of 400,000 shares of Common Stock and a three year redeemable warrant to purchase an additional 400,000 shares of Common Stock at $.25 per share. The purchase price was $50,000 and was paid by the issuance of a non-recourse promissory note and pledge agreement (the "Note") bearing interest at the prime rate of Meridian Bank. The principal amount of such Note plus the accrued interest is due and payable on the earlier of (i) April 1, 1993 or (ii) the date that Mr. Weiderman exercises the redeemable warrant in whole or in part.

     On December 6, 1991, the Issuer filed a petition for reorganization under Chapter 11 (the "Petition") of the United States Bankruptcy Code in the United States Bankruptcy Court for the Eastern District of Pennsylvania (the "Bankruptcy Court"). From the filing of the Petition until April, 1993, the Issuer operated its business as a "debtor-in-possession." On December 29, 1992, the Bankruptcy Court confirmed a Third Amendment Joint Plan of Reorganization (the "Plan of Reorganization"), subject to the approval of a Settlement Agreement (the "Settlement Agreement") between the Company and Meridian Bank, the Company's principal secured lender. On April 1, 1993, the Bankruptcy Court approved the Settlement Agreement. As a result, the Effective Date of the Plan of Reorganization was April 13, 1993.

     Pursuant to the Plan of Reorganization, options to purchase 104,500 shares of Common Stock held by Mr. Weiderman have been modified so that such options may be exercised at any time prior to April 13, 1996 at an exercise price of $.50 per share. No consideration was paid in connection with the modification of such options.

     Pursuant to the Plan of Reorganization, 1,000 shares of preferred stock held by Mr. Weiderman were converted into 4,000 shares of Common Stock. No consideration was paid in connection with this conversion.

From Amendment No. 1 to Mr. Weiderman's Schedule 13D dated December 16, 1993 (as required to be restated pursuant to Rule 13d-2(e) of the Rules promulgated under the Securities Exchange Act of 1934)

     On December 16, 1993, Mr. Weiderman purchased twenty-five (25) units in a private placement of securities (the "Private Placement") by the Issuer. Each unit consists of 1,000 shares of Common Stock and a three year redeemable warrant to purchase an additional 1,000 shares of Common Stock at $1.50 per share (the "Units"). An aggregate total of 500 such Units were offered by the Issuer, of which 330 Units have been sold as of [the date of that Amendment]. The purchase price was $25,000 and was paid by the issuance of a non-recourse promissory note and pledge agreement (the "Note") bearing interest at the prime rate of Meridian Bank. The principal amount of such Note plus the accrued interest is due and payable on December 16, 1996.

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CUSIP No. 084037 40 7                  13D                    Page 5 of 9 Pages
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Reverse Stock Split and Exercise of Warrants

     On July 22, 1993, a one-for-ten reverse stock split of the Common Stock became effective. Under the terms of that recapitalization, each ten shares of Common Stock then outstanding were exchanged for one share of Common Stock, rounded to the next higher whole share.

     As a result of the reverse stock split, the number of shares of Common Stock issuable upon exercise of the warrant purchased by Mr. Weiderman on May 5, 1993 and the options held by him prior to July 22, 1993 were adjusted to reflect the one-for-ten recapitalization. All transactions occurring before the date of the reverse stock split are reflected herein on a pre-split basis. All of the warrants purchased by Mr. Weiderman on May 5, 1993 and December 31, 1996 have been exercised or expired according to their terms.

Item 4.  Purpose of Transaction

     Mr. Weiderman acquired securities of the Issuer for investment purposes. Mr. Weiderman intends to continually review the Issuer's business affairs and financial condition, as well as conditions in the securities markets and general economic and industry conditions. Based on an evaluation of these and other similar considerations, Mr. Weiderman will determine what course of action to take, including without limitation, acquisitions of additional securities of the Issuer or dispositions of securities of the Issuer.

     Except as described above, at the present time, Mr. Weiderman has no specific plans or proposals that relate to or would result in any of the following:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer:

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or an any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer ;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

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CUSIP No. 084037 40 7                  13D                    Page 6 of 9 Pages
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     (h)  Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

     (a) Mr. Weiderman is the beneficial owner of an aggregate of 515,222 shares of Common Stock, which comprises 8.9% of the outstanding shares of Common Stock, as calculated in accordance with Rule 13d-3(d)(1). Specifically, Mr. Weiderman owns of record and beneficially 96,948 shares of Common Stock and immediately exercisable options to purchase an aggregate of 418,274 shares of Common Stock. Mr. Weiderman has also been granted options to purchase 75,000 shares of Common Stock which vest more than 60 days from the date hereof.

     (b) Mr. Weiderman has sole voting and dispositive power as to 513,774 shares of Common Stock (including the shares issuable upon exercise of options and warrants held of record by him). Mr. Weiderman shares voting and dispositive power as to 1,448 shares of Common Stock with his wife, Helen E. Weiderman, in joint tenancy.

     Mrs. Weiderman's address is the same as Mr. Weiderman's. She is a U.S. citizen and is not presently employed. Mrs. Weiderman has not been convicted of or been a party to any criminal or civil proceeding in the last five years.

     (c) During the past 60 days, Mr. Weiderman has not effected any transactions in the securities of the Issuer.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     There are no contracts, arrangements, understandings or relationships with respect to the securities of the Issuer to which the Mr. Weiderman is a party, except as herein described.

From Mr. Weiderman's Schedule 13D dated May 5, 1993 (as required to be restated pursuant to Rule 13d-2(e) of the Rules promulgated under the Securities Exchange Act of 1934)

     The immediately exercisable redeemable warrant acquired as part of the purchase of the unit described in Item 3 entitles the holder to purchase up to 400,000 shares per unit of the Issuer's common stock at an exercise price of $.25 per share until April 1, 1996. Provided an effective registration statement in on file with the Securities and Exchange Commission

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CUSIP No. 084037 40 7                  13D                    Page 7 of 9 Pages
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registering the common stock underlying the warrant, the Issuer has the right to call such warrant for redemption, on 30 days written notice, at $.0001 per share, provided that the average of the closing bid of the Issuer's common stock as reported by NASDAQ or the National Quotation Bureau, Inc. (or closing sale price if the common stock is listed on a national exchange or the NASDAQ/NMS) equals or exceeds $.625 for a period of 5 consecutive trading days ending within 15 days prior to the call for redemption.

From Amendment No. 1 to Mr. Weiderman's Schedule 13D dated December 16, 1993 (as required to be restated pursuant to Rule 13d-2(e) of the Rules promulgated under the Securities Exchange Act of 1934)

     The immediately exercisable redeemable warrant acquired as part of the purchase of the Unit described in Item 3 entitles the holder to purchase up to 1,000 shares per Unit of the Issuer's Common Stock at an exercise price of $1.50 per share until December 31, 1996. Provided an effective registration statement is on file with the Securities and Exchange Commission registering the Common Stock underlying the warrant, the Issuer has the right to call such warrant for redemption, on 30 days written notice, at $.01 per share, provided that the average of the closing bid of the Issuer's common stock as reported by NASDAQ or the National Quotation Bureau, Inc. (or closing sale price if the common stock is listed on a national exchange or the NASDAQ/NMS) equals or exceeds $3.50 for a period of 5 consecutive trading days ending within 15 days prior to the call for redemption.

From Mr. Weiderman's Schedule 13D and Amendment No. 1 dated May 5, 1993 and December 16, 1993 (as required to be restated pursuant to Rule 13d-2(e) of the Rules promulgated under the Securities Exchange Act of 1934)

     Holders of the warrant[s], provided such holders are a majority of all holders, have the right to require the Issuer to use its best efforts to register the Common Stock underlying the warrant[s] on two occasions. Holders also have incidental registration rights, which require the Issuer to include the Common Stock underlying the warrants in a registration statement undertaken for the Issuer's own account or the account of other security holders of the Issuer. Such rights may be exercised on up to three occasions.

     The Note[s are] described under Item 3 above.

     The foregoing is only summary of the terms of the warrant[s] and Note[s] and is qualified by reference to the form of warrant[s] and Note[s] filed as exhibits [to that Schedule 13D and that First Amendment].

Item 7.  Materials to be Filed as Exhibits

     Not applicable.

Exhibits to Mr. Weiderman's Schedule 13D dated May 5, 1993 (as required to be restated pursuant to Rule 13d-2(e) of the Rules promulgated under the Securities Exchange Act of 1934)

     1.  Form of warrant
     2.  Promissory Note and Pledge Agreement

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CUSIP No. 084037 40 7                  13D                    Page 8 of 9 Pages
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Exhibits to Amendment No. 1 to Mr. Weiderman's Schedule 13D dated December 16,
1993 (as required to be restated pursuant to Rule 13d-2(e) of the Rules promulgated under the Securities Exchange Act of 1934)

     1.  Form of warrant
     2.  Promissory Note and Pledge Agreement



             (the remainder of this page intentionally left blank)

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CUSIP No. 084037 40 7                  13D                    Page 9 of 9 Pages
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 2, 2001

                                /s/ Joseph F. Weiderman
                             --------------------------------
                                   Joseph F. Weiderman